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INVEST IN **DEEP END FITNESS**

A Veteran Owned Aquatic Fitness Program that Helps You Find Your Calm. In 45+ Locations & Growing!

deependfitness.com San Clemente, CA

Brick & Mortar

Service

Health & Fitness

Sports

Highlights

1. >45 locations, >15,000 athletes trained, >275 instructors certified & growing!
2. Current pilot program with LifeTime Fitness, working licensing to provide training for 260 locations
3. Current agreements with top athletes & military - including NFL/MLB, UFC fighters & Olympians.
4. Founded by former Marine Raiders & Water Survival Instructors, and USC MBAs
5. Featured on ESPN, Outside, GQ, Fox Sports, Sports Illustrated, Business Insider & more!
6. Advisors include Former CEO of Active.com, President of GORUCK & Co-Founder of FightCamp
7. “CrossFit meets the water” - unique combination of functional fitness and aquatic training.

Featured Investors



Patrick Chandler Follow

Invested $25,000

Co-Founder and Chief Marketing Officer at FightCamp

"Having built a successful startup and been through YCombinator, you get a sense of what separates the good from the great founders, which I've found to be how they react to adversity - with Prime and Don I had to invest after hearing all the tough parts of their journey and how they found ways to make it work through remarkable resourcefulness."



Lauren Murphy
Syndicate Lead

Follow

Invested $10,000

Deep End Fitness Houston Licensing Partner, Pro UFC MMA Fighter

"I believe deeply in the transformative potential of Deep End Fitness. The DEF training program equips individuals with essential life skills while fostering confidence, community, and overall wellness. It is accessible to people from all backgrounds and delivers unique, enjoyable, and empowering classes that are poised for growing popularity. I am thrilled to join this amazing team as an investor, licensee, and instructor, and look forward to contributing to its ongoing success."



Other investors include Dave Alberga, Jimi Letchford, Ed Hine, Derek Herrera, Steve Atkins, Ben Kincaid & 199 more

Our Team



Prime Hall Founder & CEO

Former Marine Raider & Water Survival Instructor Who Has Helped 1,000s of Military, Professional & Everyday Athletes Find Calm in the Most Stressful Situations.

Water confidence directly correlates with real world confidence and stress management. Coming from a high stress and risks environment in Marine Special Operations, we have seen how stress and fear can play a role in decision making whether it be on the battlefield, in the office, on the field, or at home. Better stress management, better results.



Don Tran Founder, CFO

Former Marine Raider & Water Survival Instructor, Proven Brand Builder, Marketer & Operations Specialist.



Dean Stott Advisor

British Royal Navy Special Boat Service, 2x World Record Holder, Author



Paul Holze Marketing Director & Operations Manager

Co-Owner of top performing Deep End Fitness locations & Groundworks Promotions Marketing Agency



Donald Giron Operations Director

Co-Owner and Manager of top performing Deep End Fitness locations, US Marine Captain - Field Artillery Officer



Rick Briere Master Instructor

Trained NFL, MLB, Olympians, UFC World Champions and thousands of athletes to break through physical and mental barriers



Jimi Letchford Advisor

President - GORUCK, Former Director of Business Development & Partnerships - CrossFit



Dave Alberga Advisor & Investor

Former CEO - Active.com, the leading online community for people to discover, share & participate in activities they are passionate about



Patrick Chandler Advisor & Investor

Co-Founder/CMO - FightCamp, a virtual fitness platform for at-home boxing & kickboxing



Ed Hine Advisor & Investor

Managing Partner - Line 5 Capital, an investment firm focused on partnering with owner-operated small businesses & elite veterans



Derek Herrera Advisor

Founder/CEO - Bright URO, an early-stage medical technology company building the next generation of diagnostic devices for urology



Ben Kincaid Board Member & Investor

Founder/CEO - Complete Threat Preparedness, a safety, security & emergency management consultancy

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The Low Impact, Aquatic Training Program You've Been Waiting For. We're Building Athletes to Conquer the Stress of Everyday Life.

Conquer the stress of everyday life through a unique, fun and highly effective aquatic program.

Deep End Fitness (DEF) is an aquatic fitness licensing company designed to help the athlete in all of us.

DEF sessions focus on the practice of movement, breathwork and mental resiliency to optimize performance in and out of the pool. They are low impact and designed for non-swimmers to Olympic athletes.

DEF is often referred to as "CrossFit meets the water".


Introducing
DEEP END FITNESS

DEF was created by former Marine Raiders and water survival instructors, Prime Hall and Don Tran, who aimed to (1) bring the transformative impact of their special operations experience to the masses and (2) address the significant lack of aquatic fitness training.

There are over 10 million pools in the U.S. alone and over $7B spent annually on aquatic fitness but prior to DEF, there were no aquatic programs that appealed to the functional fitness community (think CrossFit, Hyrox, triathletes, etc.) **and there were no community based mindset programs** (mental resiliency training is often individual - think Headspace, Calm or traditional therapy).

WHAT TO EXPECT AT A DEEP END FITNESS SESSION

75 MINUTES OF PHYSICAL & MENTAL TRAINING. DESIGNED FOR NON-SWIMMERS TO OLYMPIC ATHLETES


BREATHWORK
MENTAL FOCUS
MOVEMENT
WATER CONFIDENCE

BENEFITS

- LOW IMPACT AEROBIC & STRENGTH TRAINING
- INCREASE ABILITY TO HANDLE STRESS
- REDUCE ANXIETY & DEPRESSION
- BUILD COMMUNITY
- FUN AS F*CK

>45 locations, >15,000 athletes trained, >275 instructors certified & growing!

Since its founding in 2018, DEF has trained over 15,000 elite athletes, business professionals, first responders, and local/federal government employees, certified over 275 instructors and currently has over 45 active locations. **DEF has trained the Los Angeles Chargers, Green Bay Packers, San Diego Padres, UFC fighters, U.S. Air Force, Pro Surfers, Olympic swimmers and more!**

DEF has also begun partnering with gyms and health clubs to tap into their established membership bases and pool infrastructure. We kicked off a pilot program with **LifeTime Fitness** and are in initial discussions with other exclusive gyms such as the Los Angeles Athletic Club, Marina Del Rey Yacht Club, the Olympic Club in San Francisco, and more.

DEF has been featured extensively in media outlets such as ESPN, Outside, GQ, Fox Sports, Sports Illustrated, Business Insider and Men's Journal. The journey has only just begun!


>45 LOCATIONS, >15,000 ATHLETES
TRAINED & QUICKLY GROWING
CORPORATE SITES
LICENSEE SITES
DEVELOPING LEADS
ESPN
GQ
WSJ
Men'sHealth
MEN'S JOURNAL
BUSINESS INSIDER
Esquire
CBS8

We are Veterans, Water Survival Instructors & Experienced Business Executives

Don and Prime's partnership began in 2009 at Marine Special Operations Assessment and Selection Course, the tryout for Marine Raiders, and blossomed during their time together as water survival instructors at Camp Pendleton, California. Together, they trained thousands of Marines and Sailors to build water confidence and performance. **They used the same tactics DEF uses today to prepare servicemen and women to physically and mentally face the realities of combat.**

The experience was extremely enlightening - **it showed Don and Prime that underwater training was uniquely capable of building focus, enhancing ability to remain calm in high stress situations and improving overall fitness.** It also allowed them to hone their ability to adapt aquatic fitness training to all skill levels and create/enhance systems to always ensure in-water safety.

After multiple deployments to Iraq, Afghanistan and the Philippines, Don and Prime both ended their active duty service in the Marine Corps in 2017/2018 and were eager to find a new way to serve. After a long conversation one day at Prime's house, they decided to launch Deep End Fitness, a unique combination of functional fitness movements and pool exercises to help empower others to build confidence in and out of the water.

The first two pools launched in December 2017 with one 2-hour session once a week. Since then, DEF has become a community of over 15,000 athletes, over 275 certified instructors and over 45 active locations, with participants ranging from everyday individuals to professional athletes from the UFC, NFL, MLB, Pro Surfing and Olympics and government/military.


EXPERIENCED BUSINESS EXECUTIVES, INVESTORS & VETERANS
THE TEAM
FOUNDERS
• MARINE RAIDERS
• WATER SURVIVAL INSTRUCTORS
• USC MBAs
"WE TRANSFORMED THE RIGOROUS TRAINING OF MARINE RAIDERS AND ELITE MILITARY OPERATORS INTO A CONSUMER-FACING PROGRAM THAT EMPOWERS CIVILIANS TO PUSH THEIR PHYSICAL AND MENTAL LIMITS."
PRIME HALL
CEO
DON TRAN
COO
EXECUTIVES, ADVISORS & BOARD MEMBERS
DEREK HERRERA
FOUNDER, CEO –
BEN KINCAID
CEO – COMPLETE THREAT PREPAREDNESS
DAVE ALBERGA
FORMER CEO – ACTIVE.COM
DEAN STOTT
BRITISH ROYAL NAVY SBS, 2X WORLD RECORD HOLDER
PATRICK CHANDLER
CMO – FIGHTCAMP
ED HINE
MANAGING PARTNER – LINE 5 CAPITAL
JIMI LETCHFORD
PRESIDENT – GORUCK

How Deep End Fitness Makes Money

At its core, DEF is an aquatic fitness training company, running our own corporate locations (11 locations) and licensing (35 locations) out the DEF program to individual operators throughout the U.S. and abroad. The business also generates revenue through individual and group training, fitness events, sponsorship income and merchandise sales.

In 2024, DEF generated just over $600k of revenue from five key sources:


BUSINESS MODEL
REVENUE FOR 2024
CURRENT
TARGETED EXPANSION
TRAINING
GROUP TRAINING
1x1 TRAINING
DEF EDUCATION
SEMINARS
PADRES
UFC
FIRST RESPONDER, LOCAL & FEDERAL GOVERNMENT & PROFESSIONAL ATHLETE TRAINING
EXPANSION
18% OF REVENUE
$8,500 YEAR 1, $5,000 ANNUAL RENEWAL, 8% REV SHARE
LIFETIME FITNESS: POTENTIALLY $500/MONTH PER LOCATION WITH 260 GYMS
LIFETIME
OTHER HEALTH CLUB PARTNERSHIPS
"FLAGSHIP" LOCATIONS
EVENTS
4% OF REVENUE
UNDERWATER TORPEDO LEAGUE ("UTL") LICENSING
UTL
H20 HYBRID ATHLETE GAMES
UTL MEDIA COVERAGE
LIGHTS OUTS SPORTS DEAL
SPONSORS
16% OF REVENUE
BUBS
RED
GORUCK
Swimply
AQUATIC, FITNESS & ACTIVE APPAREL BRANDS
MERCHANDISE
24% OF REVENUE
APPAREL
EQUIPMENT
TRAINING PROGRAMS
SKUS EXPANSION

1. Unique and Effective Training & Education

- At the core of our revenue strategy is our **training membership model**, which provides predictable, recurring revenue while building a dedicated community of members. We offer; monthly memberships, drop-ins, and punch cards for flexible offerings for our members.

- Our low overhead, high-margin training model allows us to quickly scale in new markets. With strong member retention rates and increasing demand, we are confident in our ability to expand and grow training revenue across multiple locations.
- By combining **in-person training with future digital offerings**, we are positioning Deep End Fitness as the **leading aquatic-based performance training system**—a category-defining brand with **multiple revenue streams** to drive sustained growth.
- DEF Instructors also conducts private, small and large group training with elite/tactical athletes, corporations and the local/federal government. The government contracts in particular have provided scalable, sticky revenue. Here are some of our past and current clientele: Elite Athlete Orgs; **UFC, San Diego Padres, Los Angeles Chargers, Green Bay Packers, and Seattle Mariners**. Federal Government and DoD; **Marine Corps, Air Force, US Border Patrol**. Local Government (fire & law enforcement); **Orange County Sheriffs SWAT, Del Rey Fire Department, Michigan State Troopers, Puget Sound Fire Authority**, and more. Corporate; **Google, Tea Drops**
- Further, we are working with organizations like ÖTILLÖ (run/swim), CrossFit, & GORUCK to position DEF as an add-on solution for affiliates to generate incremental revenue and offer their athletes an additional training modality. We have seen initial success as three CrossFit affiliates are operating both a CrossFit box and a DEF location.
- DEF is also now part of CrossFit's continuing education program, offering continuing education units (CEUs) for CrossFit trainers, as well as an approved provider of CEUs for the National Academy of Sports Medicine (NASM) and Athletics and Fitness Association of America (AFAA).

2. Expanding Core Markets & Game-Changing Training Partners

- The first two pools launched in December 2017 and DEF now has over 45 locations. Our goal in 2025 is to not only **increase to 75 locations** but also to **increase recurring revenue and customer lifetime value at each location**. We **launched our first international location** in the Plymouth, England earlier this year with Sydney, Australia and Dubai, UAE that soon followed. We have a large backlog of demand from individuals looking to start new locations but are resource constrained - team capacity is a key limiter.
- We are doubling down on our support for corporate sites and licensing partners by **enhancing education, growth strategies, and marketing**. This ensures that every Deep End Fitness location maintains the elite standards that define our brand. Rather than just expanding for the sake of numbers, we are investing in quality—helping current licensees scale effectively while maintaining top-tier coaching and operational excellence.
- We kicked off a pilot program with **LifeTime Fitness** (3 months in), exploring a nationwide licensing model with **260 locations** at potentially $500/month at each location that would bring Deep End Fitness to most LifeTime locations—an extremely high-revenue opportunity. We are also building partnerships with other existing gyms and health clubs to tap into their established membership bases and pool infrastructure.

3. Community Building Events

- Underwater Torpedo League (UTL): UTL is an emerging underwater, full contact spectator sport that started in the military as a water confidence game. It has received significant media coverage from outlets such as ESPN, GQ and Outside and has been a key market driver for DEF. There are currently 17 active teams from across the U.S. including Texas, Oregon, South Carolina, Nevada, North Carolina and Florida. UTL hosts three tournaments per year. Between the three last year, there were over 500 in-person spectators and over 27k online viewers.

- H20 Hybrid Games: We hosted our 1st H20 Hybrid Games in Apr '24 which consisted of a full day of track, field and pool events with men's, women's and coed divisions. It is DEF's version of the "CrossFit Games". Registration was $500 per team and we had 69 athletes compete. Our next H20 Hybrid Games is Memorial Day Weekend, May 24, 2025 anticipating >150 athletes.

4. Leveraging Online Presence & Brand Strength to Drive Revenue

- Deep End Fitness has a strong digital and social media presence (>1.5M followers), and we are capitalizing on it through strategic sponsorships and partnerships with like-minded brands. By expanding our storytelling, content-sharing, and community-building initiatives, we are positioning ourselves as the leader in aquatic fitness and mental resilience. These partnerships open up new revenue streams, increase brand awareness, and drive more engagement both online and in person.
- We have existing sponsorships with GORUCK, LMNT, Dymatize, LSKD, and ONVOUS for training gear and supplements, helping to build brand awareness across the industry. We have also begun a partnership with Swimply, an online marketplace for hourly rentals of pools, courts, homes, and other amenities. . We aim to continue to bring in aquatic, fitness and active apparel sponsors.

5. Merchandise

- We sell apparel, training equipment (for example, torpedoes and goals for UTL) and training programs both direct to consumers through our website and on Amazon.


CURRENT
REVENUE STREAMS
$257K
$439K
$566K
$604K
2021
2022
2023
2024
SPONSORS $97K
LICENSING $111K
MERCHANDISE $157K
TRAINING $239K
TODAY
>45 ACTIVE LOCATIONS
>15,000 ATHLETES TRAINED
>275 INSTRUCTORS CERTIFIED


WE EXPECT TO GENERATE
$19M REVENUE IN 4 YEARS
$574K
$604k
$1.5M
$4.2M
$8.7M
$19M
2023
2024
2025P
2026P
2027P
2028P
PROJECTED
FLAGSHIP LOCATION - $2.6M
MERCHANDISE - $785K
SPONSORS - $166K
TRAINING - $11.4M
LICENSING - $4M
BY 2028
270 ACTIVE LOCATIONS
>100,000 ATHLETES TRAINED
>2,000 INSTRUCTORS CERTIFIED

* The above are forward looking projections and are not guaranteed

Updates from Last Year's Raise

Last year, we set ambitious targets, and while we faced challenges that impacted revenue, we used those lessons to make Deep End Fitness stronger. We optimized operations to focus more on ensuring brand promise, current active locations driving more recurring revenue, secured strategic partnerships, and are now positioned for scalable growth in 2025 and beyond.

Even in a tough market, we still grew to $604K in revenue and built the foundation for our next major leap. With our flagship location, expanded online programs, and strategic investors on board, we're confident in achieving 150%+ YoY growth moving forward.

Why Join the Movement Today?

We've tested, learned, and refined our approach. We have a strong brand, strong demand signal, a passionate community, and a scalable model. Now, with a clear roadmap, we're taking Deep End Fitness to the next level. This is your chance to invest in a company that is redefining fitness and resilience for the modern athlete. Join us as we dive into the future.

For as little as $200, you can invest in DEF and join us in our mission to create a positive shift in countless lives and help build our communities through confidence, strength, and resiliency in and out of the water.

In Service,

Don, Prime & the Deep End Fitness Team



UTL
UTL